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                                                                  Exhibit (e)(8)

                                                                January 18, 2001

First Name, Last Name
Address
City, State, Zip

Dear _________________:

This letter amends and supplements the letter agreement dated April 20, 1999, between you and Willamette Industries, Inc. ("Willamette") relating to certain benefits following a change in control of Willamette (the "CIC Agreement") as follows:

        1. The following provision is added to paragraph 3(d)(ii) of the CIC
Agreement:

        For purposes of this Agreement, "annual incentive compensation" includes, without limitation, annual grants of stock options and restricted stock under the Company's 1995 Long-Term Incentive Compensation Plan, as amended and restated (the "Incentive Plan"). The value of your annual incentive compensation represented by restricted stock granted to you under the Incentive Plan during any fiscal year of the Company, will be equal to the number of Company Shares granted to you multiplied by the market value of a Company share on the grant date. The value of your annual incentive compensation represented by stock options granted to you under the Incentive Plan during any fiscal year of the Company will be equal to the number of Company Shares subject to your stock option multiplied by the value of each stock option determined as of the grant date of that option using the Black Scholes option pricing model and the market value of a Company Share on the grant date and using the following assumptions:

        (a) The option will be assumed to be fully exercisable as of the grant date;
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January 18, 2001
Page Two

        (b) The option will be assumed to have an expected life equal to the average period for which options granted under the Plan have remained outstanding which is 6.4 years;

        (c) The volatility of the Company Shares underlying each option will be determined based on the simple average of four volatility calculations: 1) the daily close stock price for the three-year period preceding each stock option grant date; 2) the daily close stock price for the 52-week preceding each stock option grant date; 3) the daily close stock price for the most recent peak-to-peak stock cycle, with a duration cycle of over 1 year, preceding each stock option grant date; and 4) the daily close stock price for the most recent trough-to-trough stock cycle, with a duration cycle of over 1 year, preceding each stock option grant date. For any period of time during which the Company's Shares are being solicited in the public arena through a public tender offer or public bidding process, the volatility factor for such period will be the daily average of the S&P forest products index for the four calculations noted above.

        (d) The risk-free rate will be the yield to maturity on a U.S. Treasury note with a term of 6.4 years.

        (e) The dividend is the actual per share cash dividend paid with respect to Company Shares in the most current calender quarter prior to the grant date, annualized.

        2. Except as expressly provided in this letter, all the terms and conditions of the CIC Agreement will continue in full force and effect.

                                        Sincerely,

                                        WILLAMETTE INDUSTRIES, INC.


                                        By
                                           -----------------------------

                                        Duane C. McDougall,
                                        President and CEO
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January 18, 2001
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        Agreed to this ____________________ day of ______________, 2001.